PRISTĒM

START FRESH

REIMAGINING LAUNDRY & DRY CLEANING SERVICES

naren@getpristem.com
www.getpristem.com



ON-DEMAND SERVICES PROVIDE CONVENIENCE


$96.1B
$9.4B
2016
2024

Globally,
on-demand laundry and dry cleaning services are expected to increase

10x*

*Zion Market Research

PEOPLE ARE NOT SATISFIED - EXPENSIVE AND TAKE TOO LONG

TRADITIONAL
DRY CLEANERS
ARE BROKEN

Long turnarounds

Expensive

Not eco-friendly



Cleanly

12/28/2019

They are not careful with inventory-ing items they clean and their reimbursement policy sucks. Never using them again.


Cleaners

FlyCleaners

12/16/2019

Do NOT use FlyCleaners. They keep no-showing without an explanation and are in possession of at least $2100 worth of my clothes. Not sure I'll ever get them back, so I'm about to go to the police.

INSTANT LAUNDRY & DRY CLEANING FOR SHARED SPACES – KILLS BACTERIA & VIRUSES

Pristēm is convenient but also fast, affordable, and eco-friendly.

Self-service

10 minutes - 3 garments



Highly accessible

$1 per garment

Infinitely scalable

Reliable

MAKING OUTSOURCING LAUNDRY & DRY CLEANING PRACTICAL

Web app gives users access to a trusted network of clothing care options.



10:41
1
2
3
4
Step 1
Choose Clothes
Wool Formal
Click to Modify
Cashmere Other
Click to Modify
BACK
HELP
CONFIRM
PRISTĒM

Find and reserve the nearest Pristēm device

Collect data on consumers wardrobes

Future: Connect users to all local clothing care options

QUICKLY REFRESH CLOTHES BACK TO PRISTINE CONDITION AND REWEAR

People want a high quality clean as fast and cheap as possible.

PRIMARY

The power dry cleaning user

- Spends $100+ / month
- Goes to dry cleaner every week
- Occupation requires dress code
- Limited time



SECONDARY

The conscious cleaner

- Wants to save money
- Believes the wash is too harsh
- Frequently re-wears outfits between washes



MASSIVE MARKET OPPORTUNITY – RESIDENTIAL & COMMERCIAL AMENITY


Residential
Commercial
$3.4B
$2.0B

200k
multifamily properties
(50+ units)

120k
office buildings with
at least 50 workers

$100M ARR

14k devices

7k properties
2 units / property

5 cycles / day / device

2% of market

Future opportunities

- Hotels
- Short-term rentals
- Retail

STRONG SIGNS OF INITIAL PMF - $100M+ PIPELINE

SIGNED CONTRACTS

- RHO Residential
- The Donaldson Group
- Perkins Coie
- pwc

CONTRACTS IN NEGOTIATION

+ More

- Alliance Residential Company
- Greystar
- UDR
- Brookfield Property Partners
- Pinnacle
- Lincoln Property Company

SIGNIFICANT INTEREST

+ More

- beam
- Gotham
- Bainbridge
- Magnum Real Estate Group
- Bell Partners Apartment Investment & Management
- WinnCompanies Development | Residential | Military

PIPELINE

+ More

- Fairfield Residential
- Valet Living Setting the Standard
- Latch
- Hello Alfred
- Bozzuto
- Goldman Sachs
- BCG
- Morgan Stanley

now — within 3m — within 6m — within 1yr

1 paid contract + 3 pilots	4.9/5 Customer Satisfaction Rating	84 NPS	400+ cycles run	150+ unique users	35% Adoption Rate	68% 30-day retention rate

MONTHLY SUBSCRIPTION + REVENUE SHARE

Free device

+ $500 setup fee

+ subscription

OR

$5,000

+ no subscription



Subscription Consumables, support, maintenance	**$299** Per month
Revenue Share $5 per cycle - 3 clean garments	**50 : 50**
Payback Period First month free	**0-4 mos**

COMPETITION – DEMOCRATIZING A NEW CHOICE IN CLOTHING CARE

Pristēm is a distributed network of instant clothing care systems.

Benefits	Pristēm	LG / Samsung	Dry Cleaners	On-demand
Instant clean	✓	✓		
Low cost to adopt	✓		✓	✓
Available 24/7	✓	✓		
Shared Use	✓		✓	✓
Eco-friendly	✓	✓		

NEXT 18 MONTHS – VALIDATE INITIAL SIGNS OF PMF AND SCALE

SALES & MONTHLY REVENUE

150

properties

in next 18 months
($300k MR, 270 units)



Total # of properties
Monthly Revenue (1,000s)
200
180
160
140
120
100
80
60
40
20
0
Growth
Phased Rollouts
Early Adopters
Q3 20
Q4 20
Q1 21
Q2 21
Q3 21
Q4 21

HARDWARE, SOFTWARE, AND SALES EXPERTS



NAREN INUKOTI
Co-Founder & CEO

TEXAS The University of Texas at Austin



RAHUL K SHETH
Co-Founder & COO

Georgia Tech
IBM



VISHVA SOMAYA
Co-Founder & CTO

TEXAS
Pratt & Whitney A United Technologies Company



TESSA GREENWOOD
Interim VP of Marketing

LAUNCHSQUAD
MINISTRY OF SUPPLY
J.HILBURN

photo

JONATHAN SHIPPS
Chemical Formulation Engineer

P&G
Gillette

PRISTĒM

START FRESH

REIMAGINING LAUNDRY & DRY CLEANING SERVICES



naren@getpristem.com
www.getpristem.com